LETTER AGREEMENT

Sub-Investment Advisory Agreement

July 1, 2017

Pictet Asset Management Limited

Moor House, IZO London Wall

London ECZY 5ET

Attn: James Sapsford

Re:	Sub-Investment Advisory Agreement between AMG Funds LLC (the “Investment Adviser”) and Pictet Asset Management Limited (the “Subadviser”), dated as of May 30, 2014, and as amended from time to time (the “Subadvisory Agreement”)

Ladies and Gentlemen:

Pursuant to Section 17 of the Subadvisory Agreement, the Investment Adviser hereby notifies you that Section 2(a) to the Subadvisory Agreement is amended and restated, effective as of the date hereof, to reflect a revised subadvisory fee (the “New Subadvisory Fee”) that has been agreed to by the Investment Adviser and the Subadviser with respect to AMG Managers Pictet International Fund, a series of AMG Funds IV (the “Trust”). Attached as Appendix A is an amended and restated Section 2(a) to the Subadvisory Agreement setting forth, among other things, the fee that the Investment Adviser will pay the Subadviser with respect to AMG Managers Pictet International Fund pursuant to Section 2(a) of the Subadvisory Agreement.

Please acknowledge your agreement to the amended and restated Section 2(a), including the New Subadvisory Fee, as set forth on Appendix A by executing this letter agreement in the space provided below and then returning it to the undersigned.

Sincerely,

AMG Funds LLC

By:
Name: Keitha L. Kinne
Title: Chief Operating Officer

ACKNOWLEDGED AND ACCEPTED

Pictet Asset Management Limited

By:
Name:
Title:
Date:

Appendix A

AMENDED AND RESTATED

SECTION 2(A)

As compensation for the services enumerated herein, the Investment Adviser will pay the Subadviser a fee with respect to the Allocated Assets, which shall be calculated and payable monthly in arrears based on the average daily net assets of the Fund in an amount equal to an annual rate of [    ]%.